June 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Killoy
Dan Duchovny

Re:	Granite Ridge Resources, Inc.

Schedule TO-I

Filed May 19, 2023

File No. 005-93807

Form S-4

Filed May 19, 2023

File No. 333-272070

To the addressees set forth above:

On behalf of Granite Ridge Resources, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated June 2, 2023 (the “Comment Letter”), with respect to the Company’s Schedule TO-I (the “Schedule TO”) filed with the SEC on May 19, 2023. In addition, the Company filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC on May 19, 2023.

The Company has filed via EDGAR (i) its amended Schedule TO-I (the “Amended Schedule TO”) and (ii) its amended Registration Statement on Form S-4 (the “Amended Registration Statement” and, together with the Amended Schedule TO, the “Amended Filings”), which reflect the Company’s responses to the comments received by the Staff in the Comment Letter and certain updated information. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Filings. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in each of the Amended Registration Statement and the Amended Schedule TO, as applicable.

Schedule TO-I and Form S-4 filed May 19, 2023

General

1.	We note that the Company entered into a Tender and Support Agreement with approximately 26 security holders with respect to the tender of approximately 51.3% of the shares. Please provide us your detailed legal analysis explaining why you do not believe that the negotiation and execution of the tender and support agreement constituted a tender offer subject to Rule 13e-4, Section 14(e) and Regulation 14E.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the negotiation and execution of the Tender and Support Agreement did not constitute a tender offer subject to Rule 13e-4, Section 14(e) and Regulation 14E (the “Tender Regulations”) because the agreement constituted a privately negotiated agreement and was conducted consistent with SEC guidance for tender and support agreements in analogous situations.

Although 26 holders are reflected in Schedule A to the Tender and Support Agreement, the private negotiations took place with only five investors, each of which is an “accredited investor” as defined in Regulation D under the Securities Act (two of whom had investment authority over multiple accounts), and only 13 investors were approached as part of the outreach process.

The Tender Regulations were promulgated pursuant to amendments to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) embodied in the Williams Act. Neither the Williams Act nor the Tender Regulations define the term “tender offer.” As a result, whether or not a particular transaction constitutes a tender offer must be determined in light of the specific facts and circumstances presented, and the policy objectives of the Williams Act.

Because neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” federal courts have supplied two standards to be relied upon to determine whether a transaction or series of transactions is a tender offer for purposes of federal securities laws.

•	The “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Interpretation: Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Release No. 34-43069 (July 31, 2000)).

•	The “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3).

The court in Wellman held that the Tender Regulations do not apply to privately negotiated transactions, noting that “Senator Williams concluded that requiring disclosure only after the privately negotiated . . . transaction has been consummated ‘avoids upsetting the free and open auction market where buyer and seller normally do not disclose the extent of their interest and avoids prematurely disclosing the terms of privately negotiated transactions.’” Id. at 818.

The Wellman Test evaluates the following eight factors in determining whether a transaction may constitute a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities.

Although the Company believes that Wellman made clear that private negotiations, such as the type that resulted in the Tender and Support Agreement, do not constitute a tender offer, it notes that consideration of the eight factors above would also lead to the conclusion that the negotiation and execution of the Tender and Support Agreement was not a tender offer. Specifically:

•	Private negotiations took place with five investors (after 13 investors were approached), rather than widespread solicitation;

•	Although the negotiations resulted in an agreement with holders of 51.3% of the warrants, this was primarily the result of the concentrated ownership of the warrants;

•	The price was a result of arm’s-length negotiations, and not the result of a unilateral offer by the Company;

•	No firm offer was made by the Company – rather the price was the result of arm’s-length negotiations;

•	There was no minimum or maximum number of warrants required for the Tender and Support Agreement (similarly, there is no minimum or maximum number of warrants required for the Offer);

•	No time period was imposed for negotiation of the Tender and Support Agreement;

•	The parties to the Tender and Support Agreement are all sophisticated, accredited investors, who are under no pressure to agree to tender their warrants; and

•	There was no public announcement of a purchase program with respect to the warrants in advance of the Tender and Support Agreement.

In considering how to best determine whether a particular transaction is or is not a tender offer subject to the Tender Regulations, the court in Hanson stated that it would be guided by the principle followed by the Supreme Court in deciding which transactions fall within the private offering exemption provided by Section 4(a)(1) of the Securities Act and would be guided by the Second Circuit’s decision in Kennecott Copper. The Hanson court stated as follows: “That principle is simply to look to the statutory purpose. In S.E.C. v. Ralston Purina Co., 345 U.S. 119, 73 S.Ct. 981, 97 L.Ed. 1494 (1953), the Court stated, “the applicability of Sec. 4(1) should turn on whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” Id. at 125, 73 S.Ct. at 984. Similarly, since the purpose of Sec. 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of Sec. 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”

The Company believes that the Hanson Test supports its conclusion that the negotiation and execution of the Tender and Support Agreement did not constitute a tender offer. As discussed above, the parties to the Tender and Support Agreement were sophisticated, accredited investors, such that they did not lack information needed to make a carefully considered appraisal of the transactions contemplated by the Tender and Support Agreement, were able to fend for themselves in relation to the Tender and Support Agreement and did not need the protection of the Williams Act in relation to the Tender and Support Agreement. The agreement was the result of an arm’s-length negotiation among sophisticated parties and was not the result of a time-pressured unilateral offer.

In sum, the Company believes that the parties to the Tender and Support Agreement were not “pressured, confused or ill-informed” with respect to the terms thereof or the transactions contemplated thereby, and that the hypothetical availability to them of the Schedule TO and the Form S-4 prior to their entry into the Tender and Support Agreement would not have provided them with additional information that they would have considered to be important and to have significantly altered the total mix of information otherwise available to them.

Additionally, the SEC has provided guidance that tender and support agreements in connection with registered exchange offers are acceptable under these circumstances. The Staff has provided guidance in Compliance and Disclosure Interpretations (“C&DI”) 239.29 allowing an issuer to seek signatures to tender or lock-up agreements in the context of a registered debt exchange prior to filing of a registration statement, stating:

“Recognizing the legitimate business reasons for seeking lock-up agreements in this type of transaction, the staff will not object to the registration of offers and sales when lock-up agreements have been signed in the following circumstances:

•	the lock-up agreements are signed only by accredited investors;

•	the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•	a tender offer will be made to all holders of the particular series of notes; and

•	all note holders eligible to participate in the exchange offer are offered the same amount and form of consideration.”

Here, the Tender and Support Agreement complied with each of the above requirements, and the Company respectfully submits that the same legitimate business reasons for seeking an agreement to tender apply in the context of a warrant exchange offer.

Further, we note that the negotiation and execution of the Tender and Support Agreement is consistent with common market practice for warrant exchange offers with respect to companies that have consummated a business combination with a special purpose acquisition company.

2.	We note that the warrants are registered under Section 12 of the Securities Exchange Act of 1934. Please provide us your detailed legal analysis as to why the solicitation and receipt of consents in connection with the Tender and Support Agreements is not subject to Regulation 14A.

Company’s Response:

The Company respectfully advises the Staff that it does not believe the negotiation and execution of the Tender and Support Agreement was a solicitation of proxies subject to Regulation 14A. As addressed above, the negotiation and execution of the Tender and Support Agreement involved a private negotiation among a limited number of warrant holders involving the terms upon which such warrant holders would agree to support a registered warrant exchange offer (the terms of which would include a consent solicitation) if and when made by the Company. The Company was not seeking, nor did the parties to the Tender and Support Agreement agree to, any proxy or consent outside the context of the registered exchange offer. The consent solicitation made in connection with the registered exchange offer is a solicitation involved in the offer and sale of securities registered under the Securities Act, and is therefore exempt from the requirements of Rules 14a-3 through 14a-15 pursuant to Rule 14a-2(a)(3). Further, as discussed above, the Staff in C&DI 239.29 has recognized the legitimate business purpose for seeking agreements such as the Tender and Support Agreement in circumstances similar to the present circumstances.

3.	Please provide us your detailed legal analysis supporting your apparent conclusion that Rule 13E-3 does not apply to this tender offer, or file a Schedule 13E-3.

Company’s Response:

The Company respectfully advises the Staff it believes the warrant exchange offer is exempt from the requirements of Rule 13e-3 pursuant to Rule 13e-3(g)(2) which provides that Rule 13e-3 will not apply to any Rule 13e-3 transaction in which the securityholders are offered or receive only an equity security provided, that: (i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction (deemed to be satisfied when unaffiliated securityholders are offered common stock), (ii) such equity security is registered pursuant to Section 12 of the Exchange Act, and (iii) such equity security is listed on a national securities exchange. Here, all warrant holders are being offered common stock, which is both registered pursuant to Section 12 of the Exchange Act, and will be listed on the NYSE.

Cautionary Notes Regarding Forward Looking Statements, page vi

4.	We note the disclaimer that you do not undertake any obligation to update any forward looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has revised the disclaimer to clarify that the Company will amend the Schedule TO and the Form S-4 in the event of a material change in the information previously disclosed, consistent with its obligations under Rule 13e-4(c)(3).

Conditions to the Offer and Consent Solicitation, page 37

5.	We note the following disclosure on page 37: “The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.” The representation that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “shall not be deemed a waiver of any right” suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied and yet the tender offer may proceed without making a disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise to qualify the existing disclosure by affirming the Company’s understanding of its obligation to disclose material changes.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended the quoted paragraph to provide that the Company will promptly disclose any material changes to the statements included or incorporated by reference in the Schedule TO, including in the event of a waiver of a condition to the offer.

6.	We note the following statement: “The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties.” Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 41 of the Amended Registration Statement to include a qualifier clarifying that holders of warrants are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

Market Information, Dividends, and Related Stockholder Matters, page 103

7.	Please disclose the high and low sales prices for the Granite Ridge warrants and common stock on the NYSE for each quarter during the past two years. See Item 2 of Schedule TO and Item 1002 of Reg. M-A.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 109 of the Amended Registration Statement to include the high and low sales prices for the Granite Ridge warrants and common stock on the NYSE for each quarter during the past two years.

8.	Please disclose the parties to the Tender and Support Agreement as well as the material terms of the Agreement. See Item 5 of Schedule TO and Item 1005(e) of Regulation MA.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages v and 112 of the Amended Registration Statement to include the parties to the Tender and Support Agreement as well as a summary of the material terms of the Tender and Support Agreement.

Exhibit 10.14, page 2

9.	We note Section 1.02 of the Tender and Support Agreement states that the Warrant Holders “shall not withdraw or cause to be withdraw any such consent.” Please advise how this term is consistent with Section 29(a) of the Exchange Act.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it has amended the Tender and Support Agreement to delete the statement in Section 1.02 that Warrant Holders “shall not withdraw or cause to be withdrawn any such consent” and the similar language stated in Section 1.01.

***

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you or any other member of the Staff should have any questions regarding this response, or if you prefer to provide the foregoing requested confirmation via telephone or email, please do not hesitate to contact me at (214) 969-1763 or at amy.curtis@hklaw.com.

Sincerely,

GRANITE RIDGE RESOURCES, INC.

/s/ Amy Curtis
Amy Curtis
of HOLLAND & KNIGHT LLP

cc:	Luke Brandenberg, President and Chief Executive Officer, Granite Ridge Resources, Inc.

Tyler Farquharson, Chief Financial Officer, Granite Ridge Resources, Inc.

Jeremiah Mayfield, Esq., Holland & Knight LLP

Derek Dostal, Esq., Davis Polk & Wardwell LLP